July 24, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

811 Main Street, Suite 3700

Houston, TX 77002

Tel: +1.713.546.5400 Fax: +1.713.546.5401

www.lw.com

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Attn:	Susan Block
Division of Corporation Finance

Re:	USD Partners LP
Confidential Draft Registration Statement on Form S-1
Amendment No. 1
Submitted June 17, 2014
CIK No. 0001610682

Ladies and Gentlemen:

This letter sets forth the responses of USD Partners LP (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 11, 2014 (the “Comment Letter”) with respect to the Confidential Draft Submission No. 2 of the Registration Statement on Form S-1 submitted by the Partnership on June 17, 2014 (the “Registration Statement”). Concurrently with the submission of this letter, the Partnership has confidentially submitted through EDGAR Confidential Draft Submission No. 3 of the Registration Statement (the “Amended Registration Statement”) with the Commission.

For your convenience, the Partnership has repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below, and set forth below each such comment is its response.

General

1.	We note that certain information that will be known prior to the time of the offering is missing from your document, including the specific terms of the agreements with customers at the Hardisty Terminal, information about the San Antonio and West Colton terminal services agreements, and information about the Omnibus Agreement. In addition, the current draft does not include the material terms of the three credit facilities the company will enter into prior to the offering. Please tell us when you expect to include this information in your preliminary prospectus. Please also confirm your understanding that we may have further comments on this and any other information that you include as part of the registration statement prior to the consummation of the offering.

July 24, 2014

Response: The Partnership acknowledges the Staff’s comment has revised the Registration Statement accordingly. The material terms of the terminal services agreements with the Partnership’s customers are described on pages 90-91 of the Amended Registration Statement. The material terms of the Omnibus Agreement are described on pages 142-143 of the Amended Registration Statement. The material terms of US Development Group LLC’s existing credit facility, which will be repaid in connection with the offering subject to the Registration Statement, are described on page 102 of the Amended Registration Statement. The material terms of the Partnership’s new senior secured credit agreement, which will be entered into in connection with the closing of the offering subject to the Registration Statement, are described on pages 104-105 of the Amended Registration Statement.

2.	In this regard, we note there are a lot of blanks in the filing. Please fill in all information, other than the types of agreements mentioned in the above comment, or that is not pricing information pursuant to Rule 430A, in your next submission.

Response: The Partnership acknowledges the Staff’s comment and has filled in all blanks to the extent such information is known and available at this time, other than omissions of pricing information pursuant to Rule 430A. The Partnership will fill in all other blanks that are not pricing information excludable pursuant to Rule 430A in future amendments to the Registration Statement as soon as such information becomes available prior to the printing and distribution of the preliminary prospectus.

3.	If the preliminary prospectus will include pictures or graphics, please provide us with mock-ups of the affected pages, as well as any captions you plan to use, prior to printing. We may have comments after reviewing the materials.

Response: The Partnership acknowledges the Staff’s comment and will provide the Staff pictures, graphics and any accompanying captions as soon as they become available prior to the printing and distribution of the preliminary prospectus.

4.	Certain of the charts in the prospectus, including those on pages 103, 104, 105 and 106, are difficult to see and read. Please revise accordingly.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 110, 111, 112 and 114 of the Amended Registration Statement.

5.	We note that you have relied on reports and publications from third-party sources, including the Canadian Association of Petroleum Producers, US Energy Information Administration, and the Association of American Railroads, for data. Please provide us with the relevant portions of the materials you cite. If any of these reports or publications were commissioned by you for use in connection with the registration statement, please provide consents of these third parties. See Rule 436(a) of Regulation C.

Response: The Partnership acknowledges the Staff’s comment and is supplementally providing the Staff the relevant source material from the Canadian Association of Petroleum Producers, US Energy Information Administration and the Association of American Railroads, marked to highlight the applicable supporting information. In addition, the Partnership confirms that none of the reports were commissioned by the Partnership for use in connection with the Registration Statement.

July 24, 2014

6.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Partnership acknowledges the Staff’s comment and advises the Staff that, to date, neither the Partnership nor anyone on the Partnership’s behalf has engaged in any “test the waters” activity or otherwise presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). The Partnership further advises the Staff that, to the best of its knowledge, to date, there have been no research reports about the Partnership that have been published or distributed in reliance on Section 2(a)(3) of the Securities Act, as added by Section 105(a) of the Jumpstart Our Business Startups Act, by any broker or dealer that is participating or will participate in the offering. To the extent the Partnership presents any written communications to potential investors in reliance on Section 5(d) of the Securities Act or becomes aware of any research reports about the Partnership that are published or distributed in reliance on Section 2(a)(3) of the Securities Act, the Partnership will supplementally provide the Staff with copies of such written communication or research reports, as the case may be.

7.	Please confirm that you have provided all disclosure that may be required by Securities Act Industry Guide 5 or is otherwise appropriate for an offering of limited partnership units. Note that Securities Act Release 33-6900 states that the requirements of Guide 5 “should be considered, as appropriate, in the preparation of all other limited partnership offerings.” Refer to Sections II.A and II.B.2 of the release for guidance and revise as appropriate.

Response: The Partnership acknowledges the Staff’s comment and submits that it has carefully considered Securities Act Industry Guide 5 (the “Guide”) and Release 33-6900 and believes it has satisfied all relevant requirements of the Guide and Release 33-6900, including Sections II.A and II.B.2 of Release 33-6900, as applied by the Staff to offerings of common units in publicly-traded limited partnerships. With respect to the information required by Section II.B.2 of Release 33-6900, the Partnership notes that:

•	Information relating to “compensation to the general partner and its affiliates” is discussed beginning on page 141 of the Amended Registration Statement;

•	Information relating to “conflicts of interest” and “fiduciary responsibility of the general partner” is discussed beginning on page 145 of the Amended Registration Statement;

•	Information relating to “management” is discussed beginning on page 133 of the Amended Registration Statement;

•	A summary of the amended and restated limited partnership agreement begins on page 154 of the Amended Registration Statement; and

•	Information relating to “distributions and allocations” is discussed beginning on page 73 of the Amended Registration Statement.

July 24, 2014

Prospectus Cover Page

8.	Please add to the list of bulleted risks, the risk that the general partner may exercise a call right under certain circumstances.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the cover of the preliminary prospectus and page 10 of the Amended Registration Statement.

Prospectus Summary, page 1

Overview, page 1

9.	In one of the opening paragraphs, please include your revenues and net income or loss for the most recent fiscal year and interim stub.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 2 and 116 of the Amended Registration Statement.

10.	Please refer to the second paragraph. We note that you discuss what you generate in terms of your Adjusted EBITDA and distributable cash flow. Please advise as to why the discussion is presented in that way or add some additional language for context. We may have further comment on reviewing your response.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement to discuss what it generates in terms of operating cash flows. Please see pages 1, 2, 6, 16, 26, 29, 33, 90, 116 and 119 of the Amended Registration Statement.

11.	We note your disclosure that USD has several major growth projects underway, including multiple expansion projects at the Hardisty terminal and other strategic locations. When discussing the Hardisty Phase II and Phase III Expansions projects, or other USD growth projects, please balance the disclosure to indicate that your Sponsor currently owns the right to construct and develop that project and that you will have the right of first offer, as appropriate throughout. In short, please clarify if it will be an initial asset of yours or if you will have the right to acquire it, throughout, as applicable. Please also balance the disclosure by indicating if financing may be needed in the future for any projects that you may have the right of first offer for, if known.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement by moving the discussion of the Hardisty Phase II and Phase III projects from the “Our Assets and Operations” section to a separate section entitled “Our Growth Opportunities—Hardisty Phase II and Phase III Expansions”. Please see pages 9 and 122 of the Amended Registration Statement. The Partnership has also added disclosure to indicate that additional financing may be needed in the future for any projects for which it may have the right of first offer. Please see pages 2, 9, 94, 117 and 122 of the Amended Registration Statement.

12.	In light of the cyclical nature of the market for the energy products that you transport, balance your disclosure by stating that there is no guarantee that you will be able to expand your business in the ways that you propose.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 2, 9, 27, 94, 117 and 122 of the Amended Registration Statement.

July 24, 2014

Our Competitive Strengths, page 4

13.	Please revise to state that you believe that USD intends for you to be its primary growth vehicle in North America.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 2, 4 and 117 of the Amended Registration Statement.

14.	Please either briefly discuss what is meant by the “hydrocarbon-by-rail” concept when it is first used or include a definition of it in your glossary.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly to include a definition of “hydrocarbon-by-rail” in the glossary. Please see page B-1 of the Amended Registration Statement.

Railcar Fleet, page 8

15.	We note your disclosure that you manage a railcar fleet consisting of 3,910 railcars as of June 1, 2014. Revise the disclosure to include information about the ownership of the cars you manage. If you do not own the cars, explain the contractual arrangement pursuant to which you manage the cars. For example, if you lease cars for the purpose of transporting commodities, disclose that relationship. If you also manage cars for others rather than using those cars in your logistics business, state that in the disclosure. File any material contracts pertaining to the management, ownership or leasing of the cars, or explain why you believe these agreements were entered into in the ordinary course of your business, in your response.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 8, 91 and 121 of the Amended Registration Statement. The Partnership respectfully submits that it does not believe that any of the master fleet services agreements related to the railcar business are required to be filed as exhibits to the Registration Statement because such master fleet services agreements were made in the ordinary course of business, and the Partnership’s business is not substantially dependent on any of such agreements. Further, the Partnership respectfully submits that the services agreements that the Partnership has entered into with affiliates of USD are not material to the Partnership.

Item 601(b)(10)(i) of Regulation S-K defines a material contract, in relevant part, as a “contract not made in the ordinary course of business which is material to the registrant . . . .” Item 601(b)(10)(ii) of Regulation S-K states that a contract that “ordinarily accompanies the kind of business conducted by the registrant” shall be deemed to have been made “in the ordinary course,” unless it falls within one of several categories, in which case it must be filed as a material contract except where it is immaterial in amount or significance.

The Partnership’s ordinary course of business involves handling energy-related products, such as crude oil, through its rail terminals and providing related services, such as railcar services. Accordingly, the master fleet services agreements and the services agreements are in the ordinary course of the Partnership’s business.

July 24, 2014

Of the categories of ordinary course contracts that are nevertheless required to be filed, only the category described in Item 601(b)(10)(ii)(B), which requires the filing of any “contract upon which the registrant’s business is substantially dependent,” is potentially applicable to the master fleet services agreements. There is no bright line test under Item 601(b)(10)(ii)(B) to determine whether a company is substantially dependent on a particular contract or agreement. The Partnership believes it is not substantially dependent on any master fleet services agreement because the Partnership believes that it could replace any single master fleet services agreement given the demand for the transportation of crude oil by rail and the need for related railcar services, and the loss of any of the master fleet services agreements would not have a significant impact on either the Partnership’s rail terminalling business or its provision of related services such as railcar services. The Partnership’s rail terminalling operations are not dependent on the master fleet services agreements on either a contractual or financial basis. Thus, the Partnership has concluded that each master fleet services agreement is an ordinary course agreement on which the Partnership is not substantially dependent.

With respect to the services agreements that are entered into with the affiliates of USD for the provision of fleet services with respect to the railcars which such affiliates lease, the Partnership submits that those agreements are immaterial to the Partnership in both amount and significance. In the aggregate, revenues from the five services agreements the Partnership has entered into with related entities (which are recorded in Fleet services – related party revenues in the Partnership’s financial statements) accounted for less than 4% of the Predecessor’s revenues for the year ended December 31, 2013. Further, for the year ended December 31, 2013, no single services agreement with related entities accounted for more than 3.6% of total revenues or is forecasted to account for more than 2.3% of revenues. Thus, the Partnership believes that any single services agreement is immaterial to the Partnership.

Accordingly, the Partnership does not believe that the master fleet services agreements or the services agreements are required to be filed as material contracts to the Registration Statement. Following the closing of the offering, the Partnership will continue to assess whether the Partnership is dependent upon any one master fleet services agreement or whether any one of the services agreements becomes material such that an exhibit filing is required under Item 601(b)(10)(ii)(B).

16.	We note that your railcar fleet is described as modern. Please provide the average age of your fleet so that investors can assess what you consider modern.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 8 and 121 of the Amended Registration Statement.

Formation Transactions, page 12

17.	We note from the disclosure on page 12 that prior to the closing of the offering, USD will convey to you its ownership interests in each of its subsidiaries that own or operate the Hardisty, San Antonio and West Colton rail terminals and your railcar business in exchange for common units and subordinated units representing a limited partnership interest and all of your incentive distribution rights, and a 2% general partnership interest. Please revise your disclosures on page 12, in MD&A and elsewhere in the filing, where appropriate, to disclose how you will calculate or determine exchange ratio of ownership interest in the subsidiaries for units in USD Partners LP.

July 24, 2014

Response: The Partnership acknowledges the Staff’s comment. USD currently owns 100% of each subsidiary that will be contributed to the Partnership at the time of the offering. USD will exchange these interests for all of the limited partner interests in the Partnership, together with a cash distribution from the Partnership. USD’s limited partner interests in the Partnership will be converted into common units, subordinated units and incentive distribution rights at the closing of the offering. The number of units of the Partnership ultimately held by USD and the number of units sold to the public by the underwriters will be established prior to the printing and distribution of the preliminary prospectus and will be based on negotiations between USD and the underwriters with respect to the initial public offering price. The Partnership has revised the Registration Statement to clarify. Please see pages 13, 20 and 86 of the Amended Registration Statement. Please also see page 194 of the Amended Registration Statement for a discussion on how the initial public offering price will be determined.

18.	We also note from your disclosure in the Use of Proceeds section on page 54 that you will use the proceeds of the offering to make a cash distribution to USD Group LLC. In this regard, please include a pro forma balance sheet alongside your most recent historical balance sheet to reflect the accrual of this distribution (but not the offering proceeds). Refer to SAB Topic 1.B.3. We also believe that pro forma per share data should be presented (for the latest year and interim period only) giving effect to the number of units whose proceeds would be necessary to pay the dividend (but only the amount that exceeds current year’s earnings).

Response: The Partnership acknowledges the Staff’s comment and has considered the guidance in SAB Topic 1.B.3, as well as the related guidance in the Staff’s Financial Reporting Manual (Section 3420). Consistent with SAB Topic 1.B.3 and Section 3420.1 of the Financial Reporting Manual, the Partnership has revised the Registration Statement to include a pro forma balance sheet alongside its historical combined balance sheet as of March 31, 2014 reflecting a distribution accrual with regard to the amounts that will be distributed to USD Group LLC without giving effect to the offering proceeds. In addition, the Partnership has revised the Registration Statement to provide a brief explanation in the footnotes to its historical combined financial statements related to the pro forma information presented. Please see pages F-8 and F-13 of the Amended Registration Statement.

The Partnership has also considered the guidance in Section 3420.2 of the Financial Reporting Manual, which requires pro forma per share data to be presented giving effect to the number of units whose proceeds would be necessary to pay the distribution (to the extent such distribution exceeds the current year’s earnings) in addition to historical earnings per unit. The Partnership respectfully notes that the historical financial statements included in the Registration Statement are historical carve-out financial statements of USD Partners LP Predecessor, the Partnership’s predecessor for accounting purposes (the “Predecessor”). Given the nature of the Predecessor as a carve-out entity without shareholders, the Partnership has determined that it is inappropriate to provide pro forma per share data or historical earnings per share data because such information would not be meaningful and would likely be confusing to investors.

July 24, 2014

The Offering, page 15

19.	We note your disclosure that the Hardisty Terminal is expected to commence operations on June 30, 2014. Now that the opening date has passed, please update your disclosure to explain the operation of the terminal.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Cash distributions, page 15

20.	Here or in the appropriate section, clarify whether there are any limitations on the amount of cash reserves that management may establish.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 16 and 59 of the Amended Registration Statement.

Limited call right, page 19

21.	Provide tell us the basis for the statement in the last sentence of this paragraph that your general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased upon the exercise of this limited call right.

Response: The Partnership acknowledges the Staff’s comment and respectfully advises that the amended and restated limited partnership agreement of the Partnership (the instrument that will govern the terms and conditions of the Partnership’s common units) will not contain any obligation to obtain a fairness opinion. Instead, the amended and restated limited partnership agreement states that the price of the units purchased if the call right is exercised will equal to the greater of (x) the average of the daily closing prices of the common units over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by the Partnership’s general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. The Partnership has revised the Registration Statement to clarify this. Please see page 19 of the Amended Registration Statement. The Partnership will include the form of the amended and restated limited partnership agreement in a future pre-effective amendment to the Registration Statement.

Risk Factors, page 22

Our Business could be adversely affected…if more significant regulations are adopted…page 23

22.	Add disclosure to this risk factor and to the related business section disclosure on page 121 explaining how the company intends to respond to the enhanced regulations and any risks related to being able to comply. Include information about whether or not any of the company’s rolling stock comprises older legacy DOT-111 or CTC-111 railcars, and explain the cost to the company of complying with the new regulations, as well as the source of funds for such compliance.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 25 and 129-130 of the Amended Registration Statement. The Partnership respectfully advises the Staff that it previously disclosed the number of older legacy DOT-111 railcars in its fleet. Please see pages 25 and 130 of the Amended Registration Statement.

July 24, 2014

We serve customers…producing and transporting crude oil and other liquid hydrocarbons…page 26

23.	Since the company will be transporting very specific types of petroleum and alternative energy products, expand this risk factor to disclose in more specific detail the risks to the business that derive from the nature of the products you transport. Some of these risks may include:

•	Risks associated with the fluctuations in the price of crude oil, and the impact those fluctuations may have on the price of shale oil and ethanol, as well as the impact that crude oil price fluctuations may have on the spot price for pipeline and railcar transport;

•	Risks associated with the production of ethanol, including the availability of grasses or corn for ethanol use; and

•	Risks associated with increases or decreases in the demand for or supply of petroleum, such as political instability, war, or other force majeur events in oil producing states, or economic contraction affecting major oil consumers.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration statement accordingly. Please see pages 27-28 and 32-33 of the Amended Registration Statement.

The credit and risk profile of our general partner could adversely affect our credit ratings…page 33

24.	Provide context in this risk factor by disclosing the credit rating of your general partner.

Response: The Partnership acknowledges the Staff’s comment and respectfully advises the Staff that its general partner does not have a credit rating. The Partnership has revised the Registration Statement to provide this disclosure. Please see page 33 of the Amended Registration Statement.

Use of Proceeds, page 54

25.	Please disclose the types of assets you expect to acquire from USD with the proceeds, if known. Include the amount and source of any additional funds needed. In the alternative, please clarify that you have no current plans to purchase assets or advise.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement to reflect that the Partnership has not yet identified any growth projects that it intends to acquire with the retained proceeds from the offering. Please see page 55 of the Amended Registration Statement.

Capitalization, page 55

26.	We note you refer to “Summary – Formation Transactions” in the introductory paragraph to describe the items reflected in your Capitalization table; however, in order to provide an investor with a clear understanding of the items you have included in connection with the Formation transactions on a pro forma as adjusted basis, please include a description for each of the specific item(s) for which you are giving effect. Also, we suggest presenting (1) the Formation Transactions and (2) the receipt and application of proceeds from the offering under separate columnar headings (e.g. as adjusted, as further adjusted) to allow an investor to easily discern the impact of the offering relative to other transactions for which you are also giving effect.

July 24, 2014

Response: The Partnership has revised the Registration Statement to describe each of the specific items for which it is giving effect. The Partnership has presented the formation transactions in the pro forma as adjusted column and the offering of common units and the use of the proceeds therefrom and from borrowings under its new term loan facility in the pro forma as further adjusted column. Please see page 56 of the Amended Registration Statement.

Cash Distribution Policy and Restrictions on Distributions, page 58

Limitations on Cash Distributions and our Ability to Change our Cash Distribution Policy, page 58

27.	Revise the third bullet point of this section and the related disclosure on page 145 to include the number of public common unit holders needed to amend the provisions of the partnership agreement relating to cash distributions.

Response: The Partnership has revised the Registration Statement to remove the bullet point referred to in the Staff’s comment because the amended and restated limited partnership agreement will provide that the general partner has the ability to change the Partnership’s cash distribution policy at any time without the consent of any unitholders. The Partnership has included language in the second bullet point of the section referenced in the Staff’s comment to highlight this point (please see page 59 of the Amended Registration Statement) and has revised the disclosure on page 155 of the Amended Registration Statement to include similar disclosure. The Partnership also has included a risk factor on page 42 of the Amended Registration Statement which discloses that the general partner has the ability to change the Partnership’s cash distribution policy at any time without the consent of any unitholders.

Pro Forma Distributable Cash Flow, page 63

28.	We note on page 63 you disclose unaudited pro forma distributable cash flow for the year ended December 31, 2013 and for the twelve months ended March 31, 2014. You also disclose on page 61 that these amounts were derived from your unaudited pro forma financial data included in this prospectus, as adjusted to give pro forma effect to this offering and the related formation transactions. We note the pro forma financial statements included in this filing are presented for the year ended December 31, 2013 and the three months ended March 31, 2014. In this regard, please revise this section to disclose how the pro forma amounts presented for the twelve months ended March 31, 2014 were calculated or determined.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement to include pro forma financial statements for the three months ended March 31, 2013, and the three months ended March 31, 2014, the inclusion of which will allow investors to calculate the data for the twelve months ended March 31, 2014. The Partnership arrived at the balances for the twelve months ended March 31, 2014 by subtracting the three months ended March 31, 2013 from the year ended December 31, 2013, then adding the three months ended March 31, 2014. Please see page 64 of the Amended Registration Statement.

Estimated Distributable Cash Flow for the Twelve Months Ended September 30, 2015, page 65

29.	We note your forecast of estimated distributable cash flow for the twelve months ended September 30, 2015. In light of the fact that the most recent historical financial statements included in the filing are for the three months ended March 31, 2014, please tell us why you believe it is appropriate to present a forecast for a period more than one year from the most recent historical financial statements.

July 24, 2014

Response: The Partnership acknowledges the Staff’s comment and respectfully advises that it will include pro forma and historical financial statements for the six months ended June 30, 2014 in a future pre-effective amendment to the Registration Statement. In addition, the Partnership currently expects to complete the offering subject to the Registration Statement in either September or October of 2014. Therefore, the Partnership believes that a twelve-month forecast period commencing on October 1, 2014 will be the most relevant period for investors in the offering.

30.	Please revise to include a presentation of historical information for the most recent twelve month period in parallel columns to the forecasted information.

Response: The Partnership has revised the presentation to include a column for the twelve months ended March 31, 2014 on a pro forma historical basis. Please see page 67 of the Amended Registration Statement.

31.	We note throughout your discussion of the assumptions and estimates used in determining your minimum estimated distributable cash flow beginning on page 67, you refer to twelve month period ended on March 31, 2014 as a basis for comparison to the twelve months ended September 31, 2015. In light of the fact that historical information for twelve month ended March 31, 2014 is not included in your filing, please describe how such figures were derived.

Response: As noted in the Partnership’s response to Comment 28, the Partnership has revised the Registration Statement to include pro forma financial statements for the three months ended March 31, 2013, the inclusion of which will allow investors to calculate the data for the twelve months ended March 31, 2014. Please see page 64 of the Amended Registration Statement.

Revenues, page 67

32.	We note your disclosure that you estimate that you will generate revenue of $ million for the twelve months ending September 30, 2015 as compared to pro forma revenue of $23.7 million for the twelve months ended March 31, 2014. In light of the fact that the pro forma financial statements included in this registration statement on pages F-2 to F-7 do not include the period for the twelve months ended March 31, 2014, please describe the basis for determining this amount, and include your calculation.

Response: As noted in the Partnership’s response to Comment 28, the Partnership has revised the Registration Statement to include pro forma financial statements for the three months ended March 31, 2013, the inclusion of which will allow investors to calculate the data for the twelve months ended March 31, 2014. Please see page 64 of the Amended Registration Statement.

33.	We note your disclosure that for the twelve months ended September 30, 2015, you expect to generate revenue of approximately $ million from your Hardisty rail terminal. In light of the fact that you expect to commence operations of the Hardisty Rail terminal on June 30, 2014, please explain to us and revise to disclose how you calculated or determined the projected revenue. Your revised disclosure should describe the support used in determining your projections such as signed customer contracts or other finalized agreements.

July 24, 2014

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement to note that it expects 98% of Hardisty rail terminal revenues will be derived from minimum monthly payments from the Partnership’s customers under its existing contracts. The Partnership expects the remaining revenue will be generated by throughput fees from barrels of crude oil loaded in excess of the minimum monthly volume commitments based on preliminary volume indications from the Partnership’s customers, but these volumes are not contractually committed and subject to change. Please see page 69 of the Amended Registration Statement.

Operating Costs, page 68

Terminalling Services, page 68

34.	We note your disclosure that operating costs associated with your Terminalling services business are comprised of labor expenses, rail service subcontracting costs, rent and utility costs and insurance premiums. Please revise to disclose the specific assumptions used to develop your forecast for each significant operating cost, including the level of support obtained to determine the forecasted amount on a reasonable basis.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 70 of the Amended Registration Statement.

Depreciation Expense, page 69

35.	Please revise to disclose the cost basis and useful lives of your assets that were used to calculate or determine the amount of your forecasted depreciation expense for the twelve months ended September 30, 2015.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 71 of the Amended Registration Statement.

Financing, page 69

36.	We note your disclosure that your estimate of interest expense for the twelve months ended September 30, 2015 is based on certain disclosed assumptions. Please revise to disclose the interest rate used to calculate the forecasted interest expense.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 71 of the Amended Registration Statement.

Capital Expenditures, page 69

37.	We note your disclosure with respect to routine maintenance expenses. Please disclose the basis for determining the forecasted amount for the twelve months ending September 30, 2015. Your revised disclosure should describe significant assumptions made by management and the level of support obtained to determine the forecasted amount on a reasonable basis.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 71-72 of the Amended Registration Statement.

July 24, 2014

Selected Financial Data and Pro Forma Information, page 84

38.	Please revise to disclose pro forma net income (loss) per limited partner unit and the common and subordinated units used in that calculation. Also, please disclose the pro forma balance sheet information.

Response: The Partnership acknowledges the Staff’s comment and will revise the Registration Statement in subsequent amendments to disclose the amount of pro forma net income (loss) allocated to common and subordinated limited partner units for purposes of computing net income (loss) per unit when such information becomes available. The Partnership acknowledges the Staff’s comment regarding the inclusion of pro forma balance sheet information and has revised the Registration Statement accordingly. Please see pages 22 and 87 of the Amended Registration Statement.

39.	We note from your disclosure on page 86 that the GAAP measures most directly comparable to Adjusted EBITDA are both net income attributable to you and your Predecessor and cash flow from operating activities. You appear to indicate that Adjusted EBITDA is used as both a measure of assessing financial performance and liquidity based upon your current disclosures. We believe you should clarify your disclosure as to whether the non-GAAP measure is primarily used as either a performance measure or a liquidity measure. If the measure is used equally as an operating performance and liquidity measure, please revise to provide separate discussions of the measure used as a performance measure and liquidity measure, providing the disclosures required by Item 10(e)(1)(i)(c) and (d) for each. Please be advised if you determine that the non-GAAP measure is primarily used as a liquidity measure, the three major categories of the statements of cash flows should also be presented. Refer to Question 102.06 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations located on the SEC website.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement to provide separate discussions of the measure used as a performance measure and as a liquidity measure. In addition, the Partnership has also included the three major categories of the statements of cash flows. Please see pages 88-89 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 88

40.	Disclose the names of the high-quality counterparties with whom you have entered into terminal services agreements or advise. If material, file the agreements.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 90 of the Amended Registration Statement. Additionally, the Partnership advises that, pursuant to conversations with the Staff, it will file the terminal services agreement with USD Marketing LLC with the first public filing of the Registration Statement and advises the Staff that it has made a separate application to the Office of the Secretary to exclude certain confidential information included in the terminal services agreement with USD Marketing LLC.

The Partnership respectfully submits that it does not believe that the remaining terminal services agreements are required to be filed as exhibits to the Registration Statement because (i) such agreements were made in the ordinary course of business and (ii) the Partnership’s business is not substantially dependent on any of such agreements.

As stated in the Partnership’s response to Comment 15, Item 601(b)(10)(i) of Regulation S-K defines a material contract, in relevant part, as a “contract not made in the ordinary course of business which is material to the registrant . . . .” Item 601(b)(10)(ii) of Regulation S-K states that

July 24, 2014

a contract that “ordinarily accompanies the kind of business conducted by the registrant” shall be deemed to have been made “in the ordinary course,” unless it falls within one of several categories, in which case it must be filed as a material contract except where it is immaterial in amount or significance. As described in response to Comment 15, the Partnership’s ordinary course of business involves handling energy-related products, such as crude oil, through its rail terminals and providing related services, such as railcar services. Accordingly, the terminal services agreements are in the ordinary course of the Partnership’s business.

Of the categories of ordinary course contracts that are nevertheless required to be filed, only the category described in Item 601(b)(10)(ii)(B), which requires the filing of any “contract upon which the registrant’s business is substantially dependent,” is potentially applicable to the terminal services agreements (other than the agreement with USD Marking LLC). The Partnership believes it is not substantially dependent on any individual terminal services agreement.

There is no bright line test under Item 601(b)(10)(ii)(B) to determine whether a company is substantially dependent on a particular contract or agreement. With respect to the Partnership’s Hardisty terminal services agreements, the Partnership believes it could readily replace each of the agreements should the need arise, as it believes there is a significant deficiency in the available capacity to transport crude oil from the Hardisty Hub as discussed in the “Industry Overview” section of the Registration Statement. The Partnership expects this deficiency in available capacity to continue given the continued expected crude oil production growth as estimated by the Canadian Association of Petroleum Producers in combination with the continued lack of local refining capacity and insufficient alternative methods of crude oil transportation. Thus, the Partnership believes it could quickly replace any Hardisty terminal services agreement that terminated.

The Partnership believes that it is not substantially dependent on either its West Colton or San Antonio terminal services agreements as the Partnership’s business and financial condition will be primarily driven by its Hardisty rail terminal operations. The West Colton and San Antonio terminal services agreements are expected to generate only 2.9% and 3.9%, respectively, of the Partnership’s total forecasted revenues for the twelve months ending September 30, 2015. Thus, the Partnership does not believe that its business would be fundamentally altered or that its operating cash flows would be significantly reduced if either of these agreements were terminated. Therefore, the Partnership does not believe that its business is substantially dependent upon either such terminal services agreement.

Accordingly, the Partnership does not believe that any of the terminal services agreements (other than the terminal services agreement with USD Marketing LLC) is required to be filed as a material contract. Following the closing of the offering, the Partnership will continue to assess whether the Partnership becomes substantially dependent upon any one of the terminal services agreement such that an exhibit filing is required under Item 601(b)(10)(ii)(B).

Results of Operations, page 94

41.	Please revise to discuss your results of operations for each of the reportable operating segments disclosed in Note 8. In this regard, we believe that in addition to discussing the revenues and operating costs of each segment, it would be beneficial to investors to disclose and discuss the reasons for the change in any segment profit measure, such as Adjusted EBITDA, which is disclosed as the measure used by the CODM to evaluate segment performance in Note 8.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 97-101 of the Amended Registration Statement.

July 24, 2014

42.	Please revise your results of operations discussion to discuss any changes in interest expense, other non-operating expense, and provision or benefit for income taxes between the periods. Also, please revise to discuss the impact of discontinued operations, including the gain on sale of discontinued operations, as those amounts had a material effect on results of operations for the years ended December 31, 2013 and 2012 and for the three months ended March 31, 2014 and 2013.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 98, 100 and 101 of the Amended Registration Statement.

Liquidity and Capital Resources, page 96

43.	We note your disclosure of the nature and terms of the new credit agreement that you expect to enter into in connection with this offering. Please revise to also disclose the nature and material terms of the credit agreements existing at December 31, 2013 and March 31, 2014. Your disclosure should also indicate whether you were in compliance with any applicable covenants as of December 31, 2013.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 102 of the Amended Registration Statement.

44.	Please revise your Liquidity and Capital Resources section of MD&A to describe how management expects the absence of cash flows, or absence of cash flows from discontinued operations to impact your future liquidity and capital resources. Please also discuss any significant past, present, or upcoming cash uses as a result of discontinuing the operations of these five subsidiaries. In this regard, we note that although the subsidiaries were sold in December 2012, there continue to be cash flows related to the discontinued operations in 2013 and the three months ended March 31, 2014.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 101 of the Amended Registration Statement.

45.	We note from your balance sheet that you had a working capital deficit as of December 31, 2013 and March 31, 2014. Please revise your liquidity section of MD&A to indicate the course of action that you have taken or propose to take to remedy the deficiency. See guidance in Item 303(A)(1) of Regulation S-K.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 102 of the Amended Registration Statement.

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Credit Agreement, page 99

46.	We note your disclosure on page 99 references financial ratios you will be required to maintain, each tested on a quarterly basis for the immediately preceding four quarter period then ended (or such shorter period as shall apply, on an annualized basis); however, we were unable to find disclosure of such financial ratios. In this regard, please revise to explicitly state the financial ratios that are required to be maintained in connection with your credit agreement.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 104 and 105 of the Amended Registration Statement.

47.	The financial ratios that you refer to in the fifth paragraph of this section appear to have been omitted. Please revise, when the financial ratios are known.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 104 and 105 of the Amended Registration Statement.

Contractual Cash Obligations and Other Commitments, page 101

48.	We note your presentation of a table of contractual obligations as of December 31, 2013. Please revise to include the Credit Facility obligation of $30 million reflected as non-current liabilities on your balance sheet as of December 31, 2013. Also, in light of the expected $300 million credit agreement that will be entered into upon completion of this transaction, we believe that it would be useful to investors if you also included a pro forma table of contractual obligations which reflects the debt obligation of the new entity, USD Partners LP, subsequent to the formation and offering transactions. Please revise accordingly.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 106-107 of the Amended Registration Statement.

Business, page 108

Our Competitive Strengths, page 109

49.	Clarify what you mean by longstanding relationships that USD has with railroads. If these are contractual relationships, explain the nature of the agreements. If they are less formal relationships, explain what they involve. Balance the disclosure by quantifying the “volume of business” that USD does with the railroads.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 4-5 and 118 of the Amended Registration Statement.

Commercial Agreements, page 113

50.	We note your disclosure concerning the operative agreements at each of your terminals, the Master Fleet Services Agreement, and the Gibson Facilities Connection Agreement. Please file the contracts with your amendment, or tell us why you believe they are not material. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: The Partnership advises that, pursuant to conversations with the Staff, it will file the Gibson Facilities Connection Agreement with the first public filing of Registration Statement and advises the Staff that it has made a separate application to the Office of the Secretary to exclude certain confidential information included in the Gibson Facilities Connection Agreement. As noted previously in the Partnership’s response to Comment 40, the Partnership will also file the terminal services agreement with USD Marketing LLC with first public filing of the Registration Statement.

July 24, 2014

The Partnership respectfully submits that, as more fully described in response to Comments 15 and 40, the Partnership’s terminalling services agreements (other than the agreement with USD Marketing LLC) and master fleet services agreements are ordinary course agreements upon which the Partnership is not substantially dependent, and that accordingly the filing of such agreements is not required pursuant to Item 601(b)(10)(ii) of Regulation S-K.

Title to Real Property Assets, page 121

51.	File the relevant agreements related to the company’s ownership of the material real estate assets that will be conveyed at closing. See Item 601(b)(10)(ii)(C) of Regulation S-K.

Response: The Partnership acknowledges the Staff’s comment and respectfully advises the Staff that there are no material agreements related to the material real estate assets that are owned by the entities that will be contributed to the Partnership at closing.

Security Ownership, page 130

52.	Please provide the natural person or persons who have dispositive and voting power over the units listed for USD Group LLC.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 140 of the Amended Registration Statement.

Material Federal Income Tax Consequences, page 160

53.	We note you are going to file an exhibit 8.1 opinion related to tax matters. If you intend to use a short form opinion, and the prospectus discussion will serve as the opinion, as appears to be the case, please revise to remove the reference to this section being a “summary.” We may also have further comment when we see the submitted opinion.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 170 of the Amended Registration Statement.

Non-United States Tax Consequences, page 178

54.	You appear to have concluded that no tax opinion is required for Canadian and Luxembourg tax disclosure in this section. Please provide us with the basis for that conclusion. See Item 601(b)(8) of Regulation S-K.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement to indicate that an opinion of counsel will be given with respect to the material Canadian tax consequences. Such opinion will be included as an exhibit to a future pre-effective amendment of the Registration Statement. With respect to the Luxembourg tax disclosure, the Partnership respectfully advises the staff that it has concluded that the Luxembourg tax consequences discussed in the Registration Statement are not material to an investor or to the transaction for which the Registration Statement is being filed. In addition, no representation as to the Luxembourg tax consequences to an investor is set forth in the Registration Statement.

July 24, 2014

Unaudited Pro Forma Combined Financial Statements

Introduction, page F-2

55.	We note your disclosure that the proforma adjustments include the application of the net proceeds of this offering as described in “Use of Proceeds.” Please revise to clearly disclose the nature and amount of each of the transactions that will result from the use of proceeds.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page F-2 of the Amended Registration Statement.

56.	We note your disclosure on page 129 that in connection with this offering, you expect that your general partner will make grants of phantom units to certain of your executive officers and other key employees. These awards will be in amounts and subject to such terms and conditions, including vesting restrictions, which have not yet been determined. Please explain to us how you intend to account for these phantom unit grants. To the extent that the amount and terms are finalized prior to the effectiveness of this registration statement, we believe that the pro forma balance financial statements should be revised to reflect the grant of these units, including any compensation expense that will be recognized at the time of the offering.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement to state that the Partnership’s general partner will make grants of phantom units subsequent to the closing of the offering. Please see page 139 of the Amended Registration Statement.

57.	We note your disclosure on page 134 that you have entered into a terminal services agreement with USD Marketing LLC, a wholly-owned subsidiary of USD, to provide terminalling services at your Hardisty rail terminal and the aggregate payment under this agreement will be approximately $40.0 million Canadian dollars over the agreement’s five-year term. Please revise your pro forma financial statements to reflect the expense related to this agreement.

Response: The Partnership acknowledges the Staff’s comment and advises the Staff that the initial term of the terminal services agreement with USD Marketing LLC has not yet begun and commences on October 1, 2014. The Partnership has revised the Registration Statement to clarify this. Please see page 144 of the Amended Registration Statement. As such, the Partnership respectfully submits that the revenues and expenses in connection with this agreement, as with the other Hardisty terminal services agreements, would not be included in the Partnership’s pro forma financial statements.

Note 3. Unaudited Pro Forma Combined Statements of Operations Adjustments, page F-6

58.	We note your disclosure in footnote (j) that the adjustment represents $2.9 million and $.7 million of interest expense and amortization of deferred financing costs relating to the $100 million term loan borrowings under your new senior secured credit facility. Please revise to separately disclose the adjustment related to the interest expense component and that related to the amortization of deferred financing costs. Also, please disclose how you calculated or determined each adjustment, including the interest rate(s) used in the calculation.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page F-7 of the Amended Registration Statement.

July 24, 2014

59.	We note your disclosure in footnote (k) that this adjustment reflects the increase of $.8 million and $.2 million of commitment fees relating to the $200 million revolving credit facility for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively. Please revise to disclose how these amounts were calculated or determined.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page F-7 of the Amended Registration Statement.

Unaudited Interim Financial Statements for the Three Months Ended March 31, 2014

General

60.	Please comply with our comments on the audited financial statements for the year ended December 31, 2013 to the extent they are applicable the interim financial statements for the quarter ended March 31, 2014.

Response: The Partnership has revised the interim financial statements for the quarter ended March 31, 2014 to be consistent with that of the Staff’s comments related to the audited financial statements for the year ended December 31, 2013.

Condensed Combined Statements of Operations and Comprehensive Income (Loss), page F-9

61.	We note from the statements of operations that in the three months ended March 31, 2014, you recognized “other expense.” Please tell us the nature of this amount.

Response: The Partnership advises that the “other expense” in the three months ended March 31, 2014 financial statements represents foreign currency transaction losses for the period.

Audited Financial Statements for Year Ended December 31, 2013

62.	We note that you have included the audited financial statements of your predecessor, USD Partners LP Predecessor for the years ended December 31, 2013 and 2012 and the unaudited interim financial statements of the predecessor for the three months ended March 31, 2014. In light of the fact that it appears the registrant, USD Partners LP was organized on June 5, 2014, please include audited financial statements of the registrant.

Response: The Partnership has revised the Registration Statement by including an audited balance sheet as of June 5, 2014. Please see pages F-40 through F-42 of the Amended Registration Statement.

Note 3. Summary of Significant Accounting Policies, page F-26

Revenue Recognition, page F-28

63.	We note from your disclosure in Note 3 and in the Critical Accounting Estimates section of MD&A that you record revenues from both fleet services and reimbursable costs on a gross basis. For each revenue stream, please explain to us why you believe gross, rather than net, presentation is appropriate and provide us with your analysis which supports your accounting treatment. Please refer to the indicators in ASC 605-45-45 in your response.

July 24, 2014

Response: The Partnership has considered the guidance in ASC 605-45-45 to determine the appropriate presentation for its fleet services revenue and reimbursable costs as follows:

Fleet Service Revenue:

In performing fleet servicing, the Partnership’s Predecessor provides the following to customers: negotiation for and sourcing of a railcar fleet to transport volumes of product together with the associated management and maintenance, provision of administrative and billing services to the customer, and maintenance of the railcars in accordance with the Predecessor’s lessor requirements and managing and tracking the movement of railcars.

The below analysis assesses the reporting indicators for recording revenues from fleet servicing transactions on a gross basis.

Gross Reporting Indicators

1) The entity is the primary obligor in the arrangement. In these transactions, the Predecessor is considered the primary obligor in the agreement. The Predecessor enters into contractual agreements with customers with terms and obligations outlined in Master Fleet Service Agreements (“MFSAs”) that outline the end customers’ payment and other obligations and the Predecessor’s performance obligations related to servicing and logistics, including negotiation for and sourcing of railcars, administrative and billing services, maintaining the railcars, and managing and tracking the movement of the railcars.

2) The entity has general inventory risk – before customer order is placed. In connection with the MFSAs, the Partnership does not have general inventory risk. Historically, the Partnership’s Predecessor does not retain a fleet of railcars, rather these are specifically sourced at the request of the customer. This generally mitigates general inventory risk.

3) The entity has latitude in establishing price. After entering into contracts with the original lessor of its railcar fleet, the Predecessor has the ability to establish its own price with its customers. Agreements sometimes include payment terms that are similar or equal to the payment terms of the rental from the original lessor. In other agreements, Predecessor has negotiated higher base rates with its customers which vary between transactions. The Predecessor is not restricted by the lessor in its pricing of fleet services.

4) The entity changes the product or performs the service. The Predecessor performs the service. Customer arrangements for fleet servicing include performance obligations for the sourcing and negotiation for railcars and performance of logistics and scheduling services. The Predecessor is responsible for providing access to railcars and performing the logistics and fleet services.

5) The entity has discretion in supplier selection. The Predecessor has discretion in supplier selection. After entering into agreements with lessors for railcars which are then leased out to lessees of the Predecessor, if a lessor fails to perform on its obligation to provide railcars, the Predecessor could contract with a different lessor in order to fulfill the railcar needs of its end customers. Further, the Predecessor has discretion in determining the initial supplier when customers approach the Predecessor with a request for railcars and can determine suppliers for transportation and maintenance in coordinating scheduling and logistics for fleet services.

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6) The entity is involved in the determination of product or service specifications. The Predecessor is involved in the determination of product or service specifications. Per the MFSAs, the Predecessor agrees that it will be responsible for the selection of, use of, and results obtained from, any railcar and any other associated equipment or services procured for the agreement. In certain cases, the Predecessor can assist customers in determining the product or service specifications related to the sourcing of railcars. Further, the Predecessor has latitude in determining how to perform its logistics and maintenance services.

7) The entity has physical loss inventory risk – during or after shipping. As fleet servicing revenues are not driven by sales of product inventory, there is no inventory risk of a physical loss for the Predecessor.

8) The entity has credit risk. Credit risk is retained by the Predecessor in the course of entering into fleet service agreements. In the case of end customer default, the Predecessor would have to pursue remedies to obtain payment from the customer or the customer’s parent guaranty.

Based on the Partnership’s analysis of the above indicators, the Partnership has determined that its Predecessor is the primary obligor in providing fleet services to its customers. Further, as ASC 840-20-25-14 provides that if the original lessee in a sublease arrangement is not relieved of the primary obligation under the original operating lease, the original lessee shall account for both the original lease and the new lease as operating leases. Therefore, the Predecessor presents its fleet leases revenue on a gross basis.

Reimbursable Expenses:

ASC 605-45-45-23 provides that reimbursements received for out-of-pocket expenses incurred shall be characterized as revenue in the income statement. In performing logistics and fleet services under its MFSAs, the Partnership performs scheduling activities and may incur freight charges from the railroads related to the transportation of railcars that are reimbursed by its customers. Additionally, the Partnership may incur maintenance charges that are reimbursed in order to maintain the railcar fleet in good working order. In accordance with the aforementioned guidance and analysis, the Predecessor presents reimbursable expenses as revenue and expense on a gross basis.

64.	We note your disclosure that you record revenue from fleet services ratably over the contract period. Please explain to us the nature of the revenue characterized as “Fleet services” on the face of the statements of income. In this regard, we note your disclosure on page 8 that you typically charge your customers monthly fees per railcar that include a component for railcar use (if applicable) and a component for fleet services. If a portion of the fleet services revenue relates to leasing railcars and a portion relates to other services performed on railcars , we believe that the leasing revenue should be separately presented on the statements of income in accordance with Rule 5-03(b)(1) of Regulation S-X. Similarly, expenses recognized on leasing income should be separately presented on the statements of income. Please advise or revise accordingly.

July 24, 2014

Response: The Partnership has revised the Registration Statement accordingly, separately presenting on the statements of income the portion of “Fleet services” revenue and expense that relate to leasing activities as “Fleet leases.” Please see pages F-4, F-5, F-9, and F-22 of the Amended Registration Statement.

Note 6. Transactions with Related Parties, page F-31

65.	We note from your disclosure in Note 6 that your loan from USDG does not incur interest charges. Please revise to disclose an analysis of intercompany accounts as well as average balances for each period presented.

Response: The Partnership respectfully notes that the intercompany loan was repaid in April 2014 with borrowings from the Predecessor’s credit facility with the Bank of Oklahoma and the new borrowings will incur interest expense. During the year ended December 31, 2013 and 2012, the Predecessor borrowed from its parent $52.7 million and $0.3 million, respectively. During the same years, the Predecessor did not make any payments to its parent. All other significant intercompany accounts have been reclassified to Owner’s Equity as presented in the Partnership’s financial statements. The Partnership has revised the Registration Statement to clarify that all significant intercompany transactions and balances have been eliminated in consolidation. Please see page F-26 of the Amended Registration Statement.

Note 7. Commitments and Contingencies, page F-32

66.	We note from your disclosure that you incurred fleet service expenses of $13.6 million and $16 million in 2013 and 2012, respectively. We also note from your disclosure on page 8 that you manage a railcar fleet consisting of 3,910 railcars as of June 1, 2014, of which 1,125 railcars are in production or on order and 814 are leased directly by you. As it appears that the leased railcars are leased to customers by you, please revise your notes to the financial statements to include the disclosures required lessors pursuant to ASC 840.

Response: The Partnership has revised the Registration Statement in accordance with the Staff’s comment. Please see page F-32 of the Amended Registration Statement.

Note 11. Discontinued Operations, page F-36

67.	We note your disclosure that on December 12, 2012, USDG sold all of its membership interests in five of its subsidiaries included in the Predecessor’s Terminalling services segment to the Acquirer. We also note that Note 2 discloses that these combined financial statements have been prepared on a “carve-out” basis and are derived from the consolidated financial statements and accounting records of USDG including the following subsidiaries of the Parent: SART, USDR, USDRC, USDTC, WCRT, USDT SARL, and USDR SARL. In light of the fact that these appear to be “carve-out” financial statements of specific subsidiaries, please tell us why you believe it is appropriate to include the five subsidiaries (i.e. BCT, EFCT, NCT, SJRT, VHCT and USDS) that were sold in 2012 in the “carve-out” of financial statements.

Response: The Partnership acknowledges the Staff’s comment. The Partnership is providing the Staff the following overview to explain the rationale for inclusion of the five subsidiaries (i.e. BCT, EFCT, NCT, SJRT, VHCT) that were sold in 2012 and the sixth subsidiary (USDS) that ceased its operations in connection with that sale, together the “DO Subsidiaries”, in the “carve-out” financial statements:

July 24, 2014

The Partnership’s presentation of the “carve-out” financial statements represents the historical midstream rail logistics and terminal facilities and railcar fleet services operations for liquid hydrocarbons and petroleum based products (the “Rolling Midstream Business”). The Partnership believes that the carved-out financial statements included in the Form S-1 should reflect the historical results of operations and financial position of the Rolling Midstream Business; specifically, historical financial statements for the rail logistics and terminals facilities and railcar fleet services. The DO Subsidiaries consisted of midstream rail logistics and terminal facilities and are considered to have been part of the Rolling Midstream Business. In reference to the 2001 AICPA National Conference on Current SEC Developments, the Staff has stated that carve-out financial statements should focus on presenting the track record of management and the evolution of the business over time, rather than limiting the presentation to include only the accounts of the operations contributed to the new registrant. The Partnership believes presenting “carve-out” financial statements of the DO Subsidiaries within the Rolling Midstream Business best depict historical financial information of the primary assets being contributed to the Partnership, are representative of the track record of management and the evolution of the business over time, provide the most relevant and useful information to users of the financial statements, and comply with the requirements of Financial Reporting Manual Section 1170 and SAB Topic 5.Z.7.

*     *     *     *

In connection with the above responses to the Staff’s comments, the Partnership acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned at (713) 546-7418 or to Keith Benson at (713) 546-7459.

Very truly yours,

USD Partners LP

By:	/s/ Sean T. Wheeler
Sean T. Wheeler
of Latham & Watkins LLP

Cc:	Daniel K. Borgen

USD Partners LP

Keith Benson

Latham & Watkins LLP

Douglas E. McWilliams

Vinson & Elkins L.L.P.